WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
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06013262


SEC MAIL PROCESSING
RECEIVED
MAY 9 - 2006
WASH., D.C. 160 SECTION

May 5, 2006

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

Announcement	Issue Date
1. Redemption of B Shares	May 5, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

dlw 5/10

Issued : 5 May 2006

Marks and Spencer Group plc announces that today, 5 May 2006, 74,184,314 B Shares were redeemed at par value of 70 pence each.

Cheques have been dispatched to shareholders and CREST accounts have been credited.

Marks and Spencer Group plc has now redeemed all outstanding B shares and has requested that the Financial Services Authority removes the listing from the Stock Exchange.

For enquiries please contact

Anthony Clarke	-	Corporate Governance	-	020 8718 9940
Sue Saddler	-	Corporate Press Office	-	020 8718 8642